FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 13, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES DEFINITIVE AGREEMENTS FOR
INVESTMENT IN IBC, IRU AGREEMENT WITH IBC AND TERM SHEET
FOR SALE OF FIBER-OPTIC INFRSTRUCTURE IN RESIDENTIAL AREAS TO IBC

Netanya, Israel – March 13, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's previous reports regarding MOUs for a possible co-investment of the Company and the Israel Infrastructure Fund ("IIF"), through a jointly and equally owned limited partnership (to be formed), ("the Purchaser"), in IBC Israel Broadband Company (2013) Ltd.  ("IBC"), the Purchaser, the Israeli Electric Company ("IEC"), IBC and the other shareholders and main creditors of IBC have entered into the following definitive agreements (together "the Transaction"):

•	The Company and IIF entered partnership agreements for the purchase of 70% of IBC's share capital by the Purchaser, through equal co-investment in the Purchaser (together "the Purchaser Agreements");
•
The Purchaser, IBC, IEC and the other shareholders and main creditors of IBC entered a share purchase agreement for the purchase of 70% of IBC's share capital, through investment of the Purchaser in IBC (the "SPA").

•	The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement (the "Shareholders Agreement");
•	the Company and IBC entered into an agreement granting the Company certain indefeasible right of use in IBC's fiber optic infrastructure (the "IRU Agreement"); and
•	IBC and IEC entered into an agreement updating IBC's existing right of use and services agreement for IBC's fiber-optic network when deployed over IEC's infrastructure (the "IEC Services Agreement").

In addition, the Company and IIF further entered a term sheet for the sale of the Company's independent fiber-optic infrastructure in residential areas to IBC (the "Fiber-optic sale TS"). The Fiber-optic sale TS is not part of the Transaction.

In addition to standard and customary conditions, the definitive agreements include the following:

•
The Purchaser Agreements contain an undertaking for an additional investment of up to NIS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years and certain arrangements regarding a party's failure to make its share of the committed investment and regarding dead lock situations.

•	The SPA –
o
As previously disclosed, for a total amount of NIS 103.5 million (subject to certain consideration adjustment mechanism, with respect to IBC’s net working capital at closing) (the "Consideration"), to be provided partly as investment and partly as shareholders' loan, the Purchaser will own 70% of IBC's issued and outstanding share capital and the other 30% of IBC's issued and outstanding share capital will be owned by IEC.

o	The Consideration shall be used to settle generally all of IBC's debts (other than a certain amount to IEC).
o
The SPA contains certain precedent conditions to the closing of the transaction, including regulatory approvals, the receipt of updated licenses with reduced deployment obligations, as well as the effectiveness of the other agreements.

•
The Shareholders Agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of non-participating shareholders.

•
The IRU Agreement - The Company undertakes to purchase from IBC and IBC undertakes to provide the Company, indefeasible right of use to a 10-15% percentage of IBC's fiber optics 'home pass'  (i.e. fiber-optic actually reaching / connected to the building), as shall be deployed by IBC in the next 15 years (and may be extended to additional periods with no additional consideration other than annual maintenance payments). The undertaking is subject to certain conditions which should be satisfied at the closing of the SPA and certain amount is available immediately.

o
The IRU consideration is subject to actual IBC's 'home pass' deployment, and is expected to increase each quarter based on the actual addition of 'home passes' deployed during such quarter and shall be paid in 40 quarterly installations (10 years), in addition to annual maintenance payments.

The IRU Agreement is expected to decrease the Company's expenses for usage of Bezeq's and Hot's (the Israeli broadband incumbents)' infrastructure and the Company's independent investments in fiber-optic deployment to residential areas, thereby the IRU Agreement is expected to have a gradual positive effect on the Company's results of operations and the company's free cash flow in the coming years as of next year, depending on the rate of IBC's deployment and the Company's discretion as to infrastructure.

•
The IEC Services Agreement includes updated and improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

The Shareholders Agreement and the IEC Services Agreement shall become effective at and are subject to the completion of the SPA. The Purchaser Agreements and the IRU Agreement became effective upon signing.

The completion of the Transaction is not expected to have a material effect on the Company's results of operations. The execution of the Transaction will be subject to the said conditions precedent, including regulatory approvals. IBC has already filed a request with the Ministry of Communications for an updated license with reduced deployment obligations. There is no assurance that the Transaction will be approved and executed, nor as to its timing and terms.

The Fiber-optic Sale TS  - The Company and IIF agreed on the sale of the Company's independent fiber-optic infrastructure in residential areas as shall be at the end of 2019, to IBC, for the sum of NIS180-200 million (subject to the rate of the fiber-optic deployment and the number of actual 'home pass' connected at the end of 2019 and certain adjustments). The consideration for the sale is expected to be partly financed by IBC's shareholders' loans, including by the Company.

•
Once the sale is completed, the IRU Agreement, including the Company's obligation to purchase percentage of IBC's fiber optics 'home pass' (as detailed below), shall apply to the infrastructure purchased from Cellcom (the combined amount of fiber-optic deployed at street level, is expected to surpass 400,000 potential customers, at the end of 2019).

•
The transaction is conditioned on the parties entering a definitive agreement, further agreement with the IEC, closing of the SPA and regulatory approvals.  There is no assurance that the parties will reach a definitive agreement, that the sale will be approved and executed, nor as to its timing and terms.

The fiber-optic sale is expected to benefit the Company's cash flow, improve financial ratios, and reduce its level of Capex in the coming years, and provide IBC with a substantial asset, substantial advance on its deployment  and business plans and immediate revenues stream.

Nir Sztern, the Company's CEO said "Signing the definitive agreements for Cellcom and IIF's investment in IBC is a giant step toward a new age in Israel's internet infrastructure. Once the necessary approvals are received and the transaction is completed, IBC, under its new ownership of Cellcom, IIF and IEC, would have the ability to bring the fiber-optic message of a up to 1 gigabyte per second, to over 1 million Israeli households in 5 years, allow the Company to offer fast internet service which shall improve the Israeli customer's internet and TV experience and is also expected to result in substantial savings over time in the Company's expenses and consequently have a positive effect on the Company's results of operations and free cash flow. The sale of Cellcom's independent fiber-optic infrastructure in residential areas to IBC is expected to benefit Cellcom's cash flow, improve financial ratios, and reduce its level of Capex in the coming years, and provide IBC with a substantial asset and a substantial advance on its deployment and business plans.

I wish to thank our partners from IEC, IIF and the team at IBC for their efforts and dedication. Special thanks to Guez Partners for their important role in making the deal happen."

For additional details see the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018 under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure" and the and the Company's current reports on form 6-K dated August 8, 2018 and August 16, 2018 under "-Other developments during the second quarter of 2018 and subsequent to the end of the reporting period - Investment in IBC" and November 22, 2018 and the second report dated November 22, 2018 under "-Other developments during the third quarter of 2018 and subsequent to the end of the reporting period – IBC".

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential transaction and execution thereof and the benefits therefrom, are subject to uncertainties and assumptions about the completion of the precedent conditions including the receipt of the necessary approvals, the ability to carry out future plans as to IBC and Cellcom Israel, IBC's deployment, customers' acceptance of IBC's service, and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.825 million cellular subscribers (as at September 30, 2018)  with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 13, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary